SIMPSON THACHER & BARTLETT LLP

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NEW YORK, NY 10017-3954

(212) 455-2000

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DIRECT DIAL NUMBER (212) 455-3352	E-MAIL ADDRESS KWALLACH@STBLAW.COM

June 2, 2015

VIA EDGAR

Re:	Blue Buffalo Pet Products, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted May 11, 2015
CIK No. 0001609989

H. Roger Schwall

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Blue Buffalo Pet Products, Inc. (the “Company”), we hereby confidentially submit to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 3 to the draft Registration Statement on Form S-1 (the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s comment letter, dated May 28, 2015 (the “Comment Letter”), with respect to the Company’s Amendment No. 2 to the draft Registration Statement on Form S-1 submitted on May 11, 2015.

In addition, we are providing the following response to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of the Registration Statement. Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	June 2, 2015

Amendment No. 3 to Draft Registration Statement on Form S-1

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 15 – Commitments and Contingencies, page F-15

Litigation & Settlements

1.	We note your disclosure regarding various lawsuits, alleging “false advertising, commercial disparagement and unjust enrichment” as to products that may have contained ingredients that were inconsistent with labeling, and “false claims” that your products provide superior nutrition and health benefits. You state that your liability may be material and that your brand, reputation, business, financial condition and results of operations, may be adversely affected.

If it is at least reasonably possible that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material, you must either disclose the amount of loss, or range of loss, that is reasonably possible, or state that such an estimate cannot be made. See FASB ASC 450-20-50-4.

If you have concluded that an estimate of the loss or range of loss cannot be made, provide us a reasonably detailed analysis that supports your conclusion. As part of your analysis, quantify the damages sought and explain how you considered that amount in concluding that an estimate cannot be made.

Separately, see Item 303(a)(1) and (3)(ii) of Regulation S-K and FRC 501.12.b.3 (Section III.B.3 of SEC Release No. 33-8350) concerning the reasonably likely effects of these uncertainties on your liquidity, capital resources, and results of operations.

The Company advises the Staff that the Company has considered, in consultation with its outside counsel, the facts and applicable law with respect to the claims made by Nestlé Purina PetCare Company (“Nestlé Purina”) and the related class action lawsuits, as well as both FASB ASC 450-20-25-2 and FASB ASC 450-20-50-4.

FASB ASC 450-20-25-2 requires that a charge to income be accrued if a loss contingency is both probable and can be reasonably estimated. The Company has determined that a loss contingency with respect to each of the Nestlé Purina proceeding and the related class action lawsuits is not probable, and as a result has not accrued a charge to income in any current or historical financial period. As disclosed in the Registration Statement, the Company has determined that a portion of its products contained poultry-based ingredients that were inappropriate for the inclusion in “chicken meal” and “turkey meal” as a result of apparently deliberate mislabeling of ingredients by one of its suppliers, which could be determined to be a violation of false advertising laws. However, in order for the Company to be responsible for damages related to Nestlé

Securities and Exchange Commission	June 2, 2015

Purina’s claim, Nestlé Purina must show injury and quantify damages. As explained in more detail below, the Company does not believe it is probable that Nestlé Purina will meet this burden and thus it is not probable that the Company will have a loss related to such litigation. With respect to the related class action lawsuits, in order for the Company to be potentially liable with respect to such claims, the lead plaintiffs must first overcome what the Company believes to be significant procedural and substantive hurdles, including determining the scope of the potential class, certifying a class, proving they had relied upon the Company’s “no poultry by-product meals” claims in purchasing the mislabeled products as well as showing injury and quantifying damages. As a result and given the very early stage of the litigation and additional factors specified below, the Company does not believe that the loss contingencies relating to each of the Nestlé Purina and the related class action lawsuits are probable.

FASB ASC 450-20-50-4 requires, if a loss contingency is reasonably possible, the disclosure of the nature of the contingency and an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. The Company has included in the Registration Statement disclosure of the nature of the loss contingency in respect of both the Nestlé Purina claim and the related class action lawsuits. The Company has determined that the possible loss or range of loss cannot currently be reasonably estimated as described below and, in response to the Staff’s comment and to comply with FASB ASC 450-20-50-4, has revised pages F-22 and F-33 of the Registration Statement to include a statement that such an estimate cannot reasonably be made.

In concluding that an estimate of possible loss or range of loss for each litigation cannot reasonably be made, the Company has evaluated the factors set forth below. As referenced above, the factors below have also informed the Company’s determination that such loss contingencies are not probable.

•	Early stages of the proceedings: The Nestlé Purina proceeding is currently still in the pretrial discovery stage. Although discovery has been underway since September 2014, no trial date has been set and no trial is anticipated until late 2016 at the earliest. The related class action lawsuits have been consolidated and are in early pretrial stages.

•	Lack of specific damages sought: Neither the Nestlé Purina claim nor any of the related class action claims state any specific amount of damages to be sought from the Company (other than boilerplate claims of damages in excess of $5,000,000 to meet jurisdictional minimums).

•

Uncertainty as to plaintiffs’ support for their damages claim: Nestlé Purina has thus far set forth two possible theories for damages based either (i) upon lost profits by Nestlé Purina on account of the Company’s alleged false advertising or (ii) upon the disgorgement theory, which would require the Company to disgorge any incremental profits obtained from alleged false advertising. Nestlé Purina has not indicated which damages theory it will pursue, nor has it requested damages in any specific amount or any range of amounts. At a status and motion hearing

Securities and Exchange Commission	June 2, 2015

on May 6, 2015, counsel for Nestlé Purina stated that “I am not at this point even sure what our damages are going to look like” and that “…I don’t know what the damages in this case are going to look like…[and] how they’re going to be computed.” Based on these statements, the Company believes that Nestlé Purina is currently still conducting a damages analysis.

In addition, under a lost profits theory, Nestlé Purina would have to prove the impact of the Company’s alleged false advertising on Nestlé Purina’s sales. For example, the Company believes Nestlé Purina would have to show that, had consumers been aware that a portion of the Company’s products included mislabeled ingredients, they would have purchased Nestlé Purina’s products instead of the Company’s products. Furthermore, the Company believes Nestlé Purina would have to quantify what its profits would have been in the absence of such alleged false advertising. The Company has not received any information from Nestlé Purina with respect to any such quantification in order to enable it to reasonably estimate the possible loss or range of loss relating to the Nestlé Purina proceedings.

The plaintiffs in the related class action lawsuits will also be required to show harm and quantify damages. The Company believes that there are difficulties with showing harm or injury to the plaintiffs as none of such plaintiffs have alleged injury to their pets or themselves. Any claim for damages will have to prove and quantify the difference in value of the mislabeled products as advertised compared to the mislabeled products as actually sold. The Company believes such quantification will be difficult, as the presence or absence of poultry by-product meal is only one of many features that impact the value of the products, and different consumers place different value on different features. In addition, only an as-yet unknown portion of the Company’s products were impacted.

•	Uncertainty as to factual issues: As disclosed in the Registration Statement, one of the previous suppliers of Blue Buffalo had mislabeled as “chicken meal” or “turkey meal” ingredients that contained other poultry-based ingredients that were inappropriate for inclusion in “chicken meal” or “turkey meal” under industry standards. Although the Company believes from the review of documents obtained through discovery that a substantial proportion of the shipments from this former supplier was mislabeled, the Company has not been able to ascertain the proportion of the mislabeled ingredients that were actually used in the manufacturing of the Company’s products as this former supplier was not the Company’s exclusive source of chicken meal and turkey meal. In addition, because the shipments were made directly to the Company’s co-manufacturers, many of whom also manufacture pet food products for other pet food companies who also source ingredients from the same supplier as well as other suppliers, the Company believes that “tracing” how much of the mislabeled ingredients were used in the manufacturing of the Company’s products compared to the products of other pet food companies would be very difficult. As a result, the Company is currently unable to ascertain the number of products that contained mislabeled ingredients and, if a product did include mislabeled ingredients, the exact proportion of mislabeled ingredients that were present in such product.

Securities and Exchange Commission	June 2, 2015

•	Uncertainty of number of plaintiffs in the class action lawsuits: As the class action lawsuits are in early stages of litigation, the lead plaintiffs have not taken any action to certify a class, and the Company is unable to predict the number of members that will be part of each class. The Company also believes there are difficulties with class certification. For example, potential members must prove that they had purchased the Company’s products and must also prove that such products contained the mislabeled ingredient in order to be included as part of a class in the related class action lawsuits.

•	Claims against third party defendants and counterclaims against Nestlé Purina: The Company has brought claims against the supplier and the broker for the mislabeled ingredients, who have been named as third-party defendants in the Nestlé Purina proceedings and whom it intends to name as third-party defendants in the related class action lawsuits. The Company has also brought counterclaims against Nestlé Purina and two of the advertising and public relations agencies who aided Nestlé Purina in its advertising campaign against the Company in the Nestlé Purina proceedings alleging that they have engaged in false advertising, unfair competition, unjust enrichment and defamation. As currently structured, the Company expects that, with respect to each proceeding, the plaintiffs’ claims against it and the Company’s claims against the supplier and the broker (as well as, in the case of the Nestlé Purina proceedings, the Company’s counterclaims against Nestlé Purina and the two advertising and public relations agencies) will be resolved in a single judgment. This further complicates estimation of any damages.

Based on its analysis of the foregoing factors, the Company has determined that an estimate of the loss or range of loss in respect of each of the Nestlé Purina litigation and the related class action lawsuits cannot reasonably be made.

In response to the Staff’s comment with respect to Item 303(a)(1) and (3)(ii) of Regulation S-K and FRC 501.12.b.3 (Section III.B.3 of SEC Release No. 33-8350), the Company has revised its disclosure on pages 48, 49 and 55 of the Registration Statement to disclose the potential impact of such lawsuits on the Company’s liquidity and results of operations.

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Securities and Exchange Commission	June 2, 2015

Please do not hesitate to call Ken Wallach at (212) 455-3352 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission

Joseph Klinko

Lily Dang

Parhaum J. Hamidi

Norman von Holtzendorff

Blue Buffalo Pet Products, Inc.

Michael Nathenson